Filed by Fortis SA NV

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: May 14, 2007

Important Information

This communication is made available pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the potential transaction involving ABN AMRO, the Banks (Fortis, RBS and Santander) expect to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the potential transaction, including receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the potential transaction (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The following is a letter from the Banks to the Supervisory and Managing Boards of ABN AMRO Bank NV, dated May 5, 2007. The letter was posted on Fortis’s website on May 14, 2007.

Private & Confidential

To the Supervisory and Managing Boards

ABN AMRO Holding N.V.

Gustav Mahlerlaan 10

Amsterdam 1082 PP

Netherlands

5 May 2007

Dear Sirs,

We are writing to inform you of our commitment to make an offer for ABN AMRO as described in detail in the attached memorandum. We also have pleasure in enclosing a definitive Acquisition Proposal for LaSalle. We very much hope that our Acquisition Proposal will be accepted and that our offer will receive your recommendation.

As outlined in the memorandum, our offer values each ABN AMRO share at €38.40 and provides materially greater immediate value for ABN AMRO shareholders than Barclays’ offer. We believe that the fact that some 70 per cent would be in cash represents an important point of additional attractiveness to your shareholders.

Our offer for ABN AMRO is pre-conditional upon our Acquisition Proposal for LaSalle being accepted and not terminated at the end of the matching period. The Acquisition Proposal is clearly, in itself, superior to Bank of America’s offer, and furthermore it is only by accepting the proposal that ABN AMRO shareholders can benefit from the material additional value from our offer for ABN AMRO.

If you do accept the Acquisition Proposal and it is not matched, we will announce our offer on Monday 14 May 2007 on the basis set out in the attached memorandum.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB. Registered in Scotland No 45551

Banco Santander Central Hispano, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain

We believe completion of our offer would provide significant benefits for customers and employees as a result of the stronger businesses that will be created. This is explained further in the memorandum.

Getting the support and commitment of ABN AMRO’s talented staff will be a key objective for us. There will be extensive and attractive opportunities for ABN AMRO employees at all levels as a result of our offer. We would appreciate the opportunity of working with you as soon as possible to identify those ABN AMRO senior managers who would take key roles going forward, and we would like to make a presentation to the central works council of ABN AMRO.

We would be pleased to meet during the weekend to discuss our proposals.

Yours sincerely

Maurice Lippens	Sir Fred Goodwin	Emilio Botin

Jean-Paul Votron